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                             April 13, 2021

       Scott Burrows
       Chief Financial Officer
       Arcutis Biotherapeutics, Inc.
       3027 Townsgate Road Suite 300
       Westlake Village , California

                                                        Re: Arcutis
Biotherapeutics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 16,
2021
                                                            File No. 001- 39186

       Dear Mr. Burrows:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development Expenses, page 91

   1. You present a table of direct and indirect costs on page 91 and disclose on page 89 that you allocate direct
external costs to your product candidates. Considering that your product candidates are
now in more advanced late stages of clinical trials, please
                                                        provide disaggregated
disclosure for external costs by product candidate or
                                                        indication incurred for
each period or tell us why additional disclosure cannot be
                                                        provided.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Scott Burrows
Arcutis Biotherapeutics, Inc.
April 13, 2021
Page 2

       You may contact Li Xiao at (202) 551-4391 or Mary Mast at (202) 551-3613 with any questions.



FirstName LastNameScott Burrows                         Sincerely,
Comapany NameArcutis Biotherapeutics, Inc.
                                                        Division of Corporation
Finance
April 13, 2021 Page 2                                   Office of Life Sciences
FirstName LastName